New York Life Insurance and Annuity Corporation

(A Stock Company Incorporated in Delaware)

1[51 Madison Avenue, New York, New York 10010]

2[800-598-2019] 3[www.newyorklife.com]

OVERLOAN PROTECTION (OLP) RIDER

This rider is made part of the Policy to which it is attached and becomes part of the entire contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

[4][	]	[4][	]
	[4][Chairman and CEO]		[4][Secretary]

Glossary of Terms

Base Policy	The policy to which this rider is attached.

Rider Charge	A one-time charge applies on the date this rider is activated. This charge is equal to a percentage of the Cash Value as shown on this rider’s Specifications Page. No charge will apply if the rider is never activated.

Benefit

If the Base Policy meets the eligibility requirements for this rider to be activated, this rider provides protection against lapse of the Base Policy. Upon activation of this rider, the Base Policy will not enter the Late Period even if your Policy’s Cash Surrender Value is insufficient to cover the Monthly Deduction Charges, or if any outstanding loans plus accrued loan interest exceed your Policy’s Cash Value.

Eligibility to Activate OLP

Determining Eligibility In order to activate this rider, you must send a written request to us at our Service Office for variable products or any other location that we indicate to you in writing. The following conditions must be met upon receipt of your written request:

(a)	The Base Policy must be in effect for at least 15 years;

(b)	The Younger Insured must be Attained Age 75 or older;

(c)

The Life Insurance Benefit Option elected under the Base Policy is Option 1, as shown on the Base Policy Specifications Pages (if you request to exercise this rider and the Life Insurance Benefit Option elected under the Base Policy is Option 2, we will automatically switch it to Option 1);

(d)	Any outstanding loan plus accrued loan interest exceeds the Face Amount of the Base Policy in effect at time of activation;

(e)	Any outstanding loan, plus accrued loan interest, must be less than 99% of the Cash Value less any surrender charges and the applicable one-time Rider Charge;

(f)	Activation of this rider cannot cause the Base Policy to violate Section 7702 of the Internal Revenue Code at any duration;

(g)	Cumulative partial surrenders, including surrender charges and processing fees, taken must not be less than the total premiums paid on the Base Policy; and

(h)

The Base Policy is not a Modified Endowment Contract as defined in Section 7702A of the Internal Revenue Code, as amended, and, if activated, this rider would not cause the Base Policy to become a Modified Endowment Contract.

ICC26-326-940R

Activation of OLP

Activating the OLP Benefit Once the Base Policy meets the eligibility requirements above, we will mail a notice to you at your last known address to inform you that the rider can be activated. In addition, a copy of the notice will be mailed to the last known address of any assignee on our records. If you choose not to activate the rider at that time, you can still activate the rider at a later date, as long as the Base Policy stays in force and still meets the eligibility requirements above.

Given the requirements above are met, the rider will be activated on the Monthly Deduction Day following receipt of your written request. Upon activation, we will mail a notice to you at your last known address to inform you that the following changes will take effect:

(a)	We will deduct the one-time Rider Charge.

(b)	The Face Amount of the Base Policy will be changed to 101% of the Policy’s Cash Value (the “OLP Face Amount”).

(c)	The Life Insurance Proceeds payable under the Base Policy will equal the greater of A or (B multiplied by C) where:

A	equals the OLP Face Amount calculated at rider activation,

B	equals the greater of either the:

i.	Base Policy’s Cash Value; or

ii.	Any outstanding loan(s) plus accrued loan interest; and

C	equals the greater of 101% or the minimum percentage necessary for the Base Policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

(d)	Any Cash Value that is invested in the Separate Account will be transferred to the Fixed Account.

(e)	Any other riders attached to the Base Policy, except the OLP, will end.

(f)	No further Base Policy changes, premium payments, transfers, Partial Surrenders, or full surrenders will be allowed.

(g)	No additional loans (except for those allowed under (h) below) or loan repayments will be permitted.

(h)	Loan interest will continue to accrue. Loan interest not paid when due will become part of any outstanding loan and will also bear interest.

(i)	No further Monthly Deductions will be taken.

(j)	The policy will automatically become paid-up life insurance.

General Provisions

Values This rider does not have cash or loan value.

Dates and Amounts This rider and Base Policy have the same date of issue.

Conformity With Law This rider is subject to all laws that apply. We reserve the right to correct: (a) any errors in this rider and (b) any misstatements of rider values that we may send you while this rider is in effect. We also reserve the right to adjust rider values and to make changes to this rider to ensure that, at all times, it qualifies as life insurance for federal income tax purposes.

This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this rider that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date.

When This Rider Will End You may cancel this rider at any time by sending a written request in Good Order to our Service Office for variable products, or by any other method we make available to you. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If you request cancellation of this rider, it may not be added again at a later date.

ICC26-326-940R

This rider will also end on the earliest of the following dates:

a)	the date the Base Policy ends due to termination of Base Policy or death of the last surviving Insured; or

b)	the date we receive your request to fully surrender the Base Policy; or

c)	the Monthly Deduction Day on or next following the date we receive your signed request to cancel this rider in Good Order.

If the Base Policy Lapses while the rider is inactive, and the Base Policy is subsequently reinstated in accordance with the Reinstatement provision of the Base Policy, this rider will also be reinstated.

ICC26-326-940R

3